Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 24, 2015 (May 11, 2015 for the effects of the adjustments made as a result of the reporting segment change described in Note 16 to the consolidated financial statements), relating to the consolidated financial statements and financial statement schedule of Pentair plc and subsidiaries and of our report dated February 24, 2015 relating to the effectiveness of Pentair plc and subsidiaries’ internal control over financial reporting, appearing in the Current Report on Form 8-K of Pentair plc dated May 11, 2015.

We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

May 11, 2015